[TRANSOCEAN LTD. LETTERHEAD]

October 11, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549

Attention:  Irene Barberena-Meissner

RE:     Transocean Ltd.

Registration Statement on Form S-4

File No.: 333-227487

Dear Ms. Barberena-Meissner:

On behalf of Transocean Ltd. (the “Registrant”), pursuant to Rule 461 promulgated under the Securities Act of 1933, I hereby request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-227487) filed by the Registrant to 10:00 a.m. Washington, D.C. time on Tuesday, October 16, 2018 or as soon thereafter as practicable.

Please contact the undersigned at (713) 232-7842 or Keith Townsend at King & Spalding LLP at (404) 572-3517 with any questions concerning this letter.

Sincerely,

/s/ Brady K. Long
Brady K. Long
Executive Vice President & General Counsel
Transocean Ltd.
P.P. DRR